

Mail Stop 4720

August 17, 2016

Mr. Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

> **Re:** **Hamilton Lane Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted July 21, 2016**
> **CIK No. 0001433642**

Dear Mr. Cleveland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us a copy of all graphic, maps, photographs, and related captions, or other artwork including logos that you intend to include in your prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section entitled "Our Market Opportunity." Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   We note that you do not believe that Hamilton Lane Incorporated is an investment company for purposes of Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940. Please provide further information necessary to conduct an analysis under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940 for Hamilton Lane Incorporated including, but not limited to, each of Hamilton Lane Incorporated, HLA and the wholly owned subsidiaries of HLA. Please provide this information prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each. In addition:

   •   Please identify and explain any interests in the funds held by or through the wholly owned subsidiaries of HLA. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the wholly owned subsidiaries and/or Hamilton Lane Incorporated and HLA make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen; and

   •   Please explain why an investment in Hamilton Lane Incorporated is not equivalent to an investment in a fund of funds.

5.   We note your statement that Hamilton Lane Incorporated is not an investment company under Section 3(b)(1) of the Investment Company Act of 1940. Please explain your belief in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-Voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of Section 3(b)(1) by financial services companies.

Prospectus Summary, page 1

6.   We note your summary contains a lengthy description of your market opportunity, competitive strengths and business strategy. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed

information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

Our Market Opportunity, page 3

7.   We note your statement here and elsewhere that you have "experienced consistent, strong growth . . . reflecting a 13% compound annual growth rate . . . from March 31, 2012." If you experienced any years in which the assets under management or assets under advisement fees decreased, please expand your disclosures to clarify that you experienced losses in some years and quantify those decreases.

8.   We note your disclosure on page 4 regarding the performance of private equity over the last 10 years. Please balance the return disclosure to discuss any adverse performance in the private equity market in any of the prior 10 years.

Our Competitive Strengths, page 8

9.   We note your disclosure on page 9 that you "directed or significantly influenced approximately $22 billion of private markets investments in 2015." Please revise to clarify what is meant by "significantly influenced."

Risk Factors

Our failure to deal appropriately with conflicts of interest . . . , page 23

10.   Please include a separate risk factor describing any conflicts of interest you will need to confront between the interests held by your shareholders and your clients.

Dependence on leverage by certain funds and portfolio companies . . . , page 26

11.   Please revise to indicate the number of funds and portfolio companies that are dependent on leverage, the total capital commitment and assets under management for those funds and the average asset coverage for those funds.

Organizational Structure, page 51

12.   Please revise to briefly explain the reasons why this offering is being conducted under an "Up-C" structure, such as the tax benefits for existing owners. In addition, please clarify why each share of Class B stock gives its holder ten votes instead of the single vote per share that is provided to each share of Class A stock.

13.   We note that you will convert options to purchase interests in HLA that are then outstanding on the effective date of the reorganization into options to purchase Class A common stock under a new equity incentive plan to be adopted by you. Please update

this section to clarify how the outstanding Class C membership interests under your 2003 Class C Incentive Plan will be converted as a result of the reorganization, including whether the vesting terms will change, to align with your disclosure on page 132.

Organizational Structure, page 54

14.   To provide investors a better understanding of the current ownership interests and how they will differ after the reorganization, please revise to include an organizational chart that depicts your pre-IPO/reorganization structure.

Unaudited Pro Forma Consolidated Financial Information and Other Data

Unaudited Pro Forma Consolidated Statement of Income and Other Data, page 68

15.   We note your presentation of Other Data, compensation expense on deferred incentive fee revenue and Adjusted Net Income, on the face of the pro forma financial information. Non-GAAP information is prohibited on the face of any pro forma financial information that is provided pursuant to Article 11 of Regulation S-X. As such, please revise to remove these items from the face of your pro forma financial information. Please refer to Regulation S-K Item 10(e)(1)(ii)(D) for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management Fees, page 75

16.   Describe and quantify the ranges of management fees (e.g., fee rate or weighted average fee rate) by investment solution and/or class to allow an investor to understand the impact on fee revenue related to changes in AUM. Please also disclose the specific terms of any individual management or performance arrangement that is material to an understanding of historical or future results of operations or cash flows to allow an investor to have a reasonable understanding of the impact such arrangements had or may have on the results of operations and cash flows.

Incentive Fees, page 75

17.   We note your discussion and policy for recognizing incentive fees and carried interest income. Please expand your policy to provide additional qualitative and quantitative information by fund type, including the compounded annual preferred return to the fund's investors and the percentage of net realized income you would be entitled to as a carried interest after returning the invested capital and compounded annual preferred return.

Other Income (Expense)

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015, page 81

18.   We note that equity in income of affiliates decreased $9 million or 86% for fiscal 2016 compared to fiscal 2015 due to a reduction in gains from your investments attributable to a lower rate of investment appreciation. Please enhance your discussion and analysis to identify the significant drivers of the lower rate of investment appreciation, including identifying the specific funds, investment focus, geography and any material uncertainties or trends that may impact future results. In doing so, provide similar enhancements to your discussion for the year ended March 31, 2015 compared to the year ended March 31, 2014 on page 81 as well. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Reconciliation of Non-GAAP Measures to Consolidated GAAP Financial Measures, page 82

19.   We note your adjustment of compensation expense on deferred incentive fee revenue in the amounts of $20.3 million and zero for the years ended March 31, 2016 and 2015, respectively. Your disclosure in footnote (1) states that the 2016 compensation expense relates to $41.5 million in carried interest distributions received from specialized funds in fiscal 2016 that had been deferred as of March 31, 2016. However, we also note on page F-31 that you received $45.2 million and $2.0 million of carried interest still subject to contingencies which have been deferred as of March 31, 2016 and 2015, respectively. Please explain why you have only adjusted for compensation expense relating to the $41.5 million in 2016 and not the total amounts received and deferred of $45.2 million and $2.0 million at March 31, 2016 and 2015, respectively.

20.   As disclosed on page 77, we note that you believe the adjustments from Net Income to Adjusted EBITDA and Adjusted Net Income are not indicative of your core performance. Relating to the adjustment of $20.3 million for compensation expense on deferred incentive fee revenue, please address the following:

   •   Based on your disclosures on pages 80 and F-29, it appears that the $20.3 million consists of $10.4 million of incentive fee compensation and $9.9 million of base compensation. Tell us why you consider the $9.9 million to be part of your base compensation on pages 80 and F-29 but refer to it as incentive fee compensation in footnote (1). Revise your disclosures in footnote (1) to discuss these two components separately;

   •   For the $9.9 million base compensation component, tell us how the amount is computed, if it has been paid in cash and if any portion of this amount is subject to clawback or contingent on future revenue recognition;

- Tell us how you determined that these expenses are not indicative of your core performance; and

- Provide us with your analysis supporting this adjustment, including how you considered the guidance in Item 10(e)(1)(ii)(A) and (B), as well as the related updated Compliance and Disclosure Interpretations issued on May 17, 2016.

21.   In footnote (1), you state that the adjustment will be shown as a reduction to Adjusted EBITDA and Adjusted Net Income in the future as the associated incentive fee revenue is recognized. Tell us and clarify what adjustment amount you intend to show in future periods under the various scenarios if amounts in excess, entirety, half or none of the $41.5 million of deferred carried interest income are recognized into revenue. Please also tell us when you expect all the contingencies related to the deferred carried interest income will be met. In your response, address and quantify the adjustments relating to the incentive fee compensation and base compensation components separately.

Qualitative and Quantitative Disclosures about Market Risk, page 89

22.   You state that your predominant market risk is related to your role as general partner or investment manager for your specialized funds and customized separate accounts and from sensitivities to movements in the fair value of the underlying investments, which may adversely affect the amount of incentive fees you ultimately receive. You then state that incentive fees from your specialized funds and customized separate accounts are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains. Please enhance your discussion to provide a sensitivity analysis of how changes in fair value could impact the deferred incentive fee revenue subject to clawback as of March 31, 2016.

Contractual Obligations, Commitments and Contingencies, page 90

23.   Please include disclosure of the tax receivable agreement as part of your contractual obligations table. To the extent you are unable to estimate the payments and/or timing of payments, please disclose the obligations as a footnote to the contractual obligations table.

24.   We note that your debt obligations payable in the "< 1 year" bucket are $2.5 million, representing 1% of annual principal payments as required by your term loan. However, we note on page F-25 that your term loan also requires prepayments from certain "asset sales" and "excess cash flow" with the first payment due June 30, 2016. Please include a footnote to the table to disclose your obligations to make prepayments on the debt obligations due to certain "assets sales" and "excess cash flow", along with any assumptions you made regarding the likelihood of such prepayments in your contractual obligations table.

Business

Investment Performance, page 109

25.   Please briefly highlight some of the reasons why the performance of your investment
        funds may differ from the future performance of your funds, such as past favorable
        market conditions, unique investment opportunities and availability of leverage, as
        applicable.

26.   Please briefly disclose what comprises the MSCI World PME and S&P 500 PME indices
        and explain why they are appropriate benchmark comparisons for your funds.

Specialized Fund Performance, page 110

27.   We note that you provide a list of your various specialized funds on page 110. In an
        effort to provide more fulsome disclosure and increase transparency of fund information,
        please expand your disclosure to provide additional quantitative and/or qualitative
        information, including maturity date, geographic market, industry, deferred incentive
        income and net IRR.

Assets Under Management and Advisement

AUM, page 114

28.   We note that you have assets under management ("AUM") of approximately $38 billion
        as of March 31, 2016, representing a compound annual growth rate of 13% since March
        31, 2012. Please provide the average AUM balance during each period presented and a
        roll-forward of your AUM by investment solution (e.g., customized separate accounts or
        specialized funds) and class (e.g., private equity, private credit, real estate, infrastructure,
        natural resources, growth equity and venture capital) for periods consistent with your
        Consolidated Statements of Income. In your roll-forward, separately present and discuss
        each significant component, including (but not limited to) the following:

        • Changes in committed/invested capital;

        • Changes due to redemptions or fund terminations or dissolutions;

        • Changes due to market appreciation (depreciation); and

        • Changes due to foreign exchange appreciation (depreciation).

AUA, page 114

29.   We note that you have assets under advisement ("AUA") of approximately $215 billion as of March 31, 2016, representing a compound annual growth rate of 12% since March 31, 2012. In an effort to increase transparency into your advisory revenues on AUA, please address the following:

- Disaggregate your AUA portfolio by investment account, class and geographic mix;

- Tell us and enhance your disclosure to clarify if related advisory fees vary by investment account and if related revenues are impacted by account mix or are primarily driven by the volume of AUA;

- Disclose advisory fee revenues separately from your management fees on the face of your Consolidated Statements of Income; and

- Revise your Consolidated Results of Operations discussion beginning on page 78 to separately disclose and discuss year-over-year changes in advisory fees.

Our Clients, page 115

30.   In your Competitive Strengths discussion on page 8, you state that over 43% of your management and advisory fee revenues come from clients based outside the United States. We also note your presentation of clients and investors by domicile on page 117. In an effort to provide greater transparency into the geographic composition of your revenues, please enhance your discussion to disclose management and advisory fee revenues by geographic domicile. In addition, please disaggregate management fee revenue from advisory fee revenue.

Hamilton Lane Advisors, L.L.C.

Consolidated Financial Statements – Years Ended March 31, 2016, 2015 and 2014

Consolidated Statements of Income, page F-10

31.   ASC 260-10-15-2 requires the presentation of EPS by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of certain securities in a public market. Please confirm you will include a pro forma historical EPS for relevant periods of Hamilton Lane Advisors, L.L.C. If not, tell us why with reference to authoritative guidance and revise your disclosures to clarify accordingly.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-15

32.   Please revise to disclose revenues from external customers for each product or service of each group of similar products and services unless it is impracticable to do so. In doing so, disclose advisory fees on AUA separately from management fees on AUM. Please refer to ASC 280-10-50-40 for guidance.

33.   Given that over 43% of your management and advisory fee revenues come from clients based outside of the United States, please revise to provide the geographic disclosures required by ASC 280-10-50-41.

Consolidation, page F-17

34.   In an effort to provide greater transparency on the consolidation and deconsolidation activities and related impacts on your financial statements, please address the following:

- Clarify the types of entities and your related involvement that you evaluate in determining whether you have a variable interest, including significant judgments and assumption made;

- Clarify what triggered the basis for your determination that all HL Funds previously consolidated should be deconsolidated relating to your adoption of ASU 2015-02 discussed on page F-22; and

- On page F-18, we note your disclosure stating that you are the primary beneficiary of certain entities that are not wholly owned by the Company, and therefore consolidation of these entities is required. Clarify how the nature of your involvement with these entities resulted in your determination that you are the primary beneficiary and provide the related disclosures required by ASC 810-10-50-14.

Fair Value of Financial Instruments, page F-18

35.   You state that the carrying amount of investments equals or approximates the fair value. Considering that your investments balance consists of equity method investments in HL Funds and other investments carried at cost as of March 31, 2016, please clarify how you determined that the carrying value approximates fair value.

Note 3. Investments, page F-23

36.   Given the significance of your equity method investments compared to your total assets, please revise to disclose the name of each investee and the percentage of ownership of common stock for your equity method investments, as well as other material qualitative information about the nature, investment focus and your involvement with the funds. Please refer to ASC 323-10-50-3(a)(1) for guidance.

    You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

                    Sincerely,

                    /s/ Erin E. Martin

                    Erin E. Martin
                    Special Counsel
                    Office of Financial Services

cc: Kimberly K. Rubel, Esq.